OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

05037289

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8-33283**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 **AND ENDING** December 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
Wells Fargo Brokerage Services, LLC

Official Use Only

Firm ID No.

SEC MAIL PROCESSING RECEIVED FEB 25 2005 WASH, D.C. 213 SECTION

PROCESSED MAR 15 2005 THOMSON FINANCIAL

Address of Principal Place of Business:
(Do not use P.O. Box No.)

608 Second Avenue South, 10th Floor
(No. and Street)

Minneapolis	Minnesota	55479
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report
Joan C. Niedfeldt
612-667-5962
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG

(Name—if individual, state last, first, middle name)

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402
(Address) **City** **State** **(Zip Code)**

Check One:
X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, Joan C. Niedfeldt, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Brokerage Services, LLC as of December 31, 2004 is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JEAN M. MOSLEY
Notary Public
Minnesota
My Commission Expires January 31, 2010

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ___ (c) Statement of Income (Loss).
- ___ (d) Statement of Cash Flows.
- ___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ___ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

WELLS FARGO BROKERAGE SERVICES, LLC

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Wells Fargo Brokerage Services, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Brokerage Services, LLC (the Company), a wholly owned subsidiary of Wells Fargo Investment Group, Inc. whose ultimate parent is Wells Fargo & Company, as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wells Fargo Brokerage Services, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 18, 2005

WELLS FARGO BROKERAGE SERVICES, LLC

Statement of Financial Condition

December 31, 2004

(In thousands)

Assets

Cash	$	1,662
Cash and securities required to be segregated under federal or other regulations, at market value (note 3)		65,080
Deposits with clearing organizations		19,171
Receivable from:		
Brokers, dealers and clearing organizations (note 4)		150,356
Customers (note 5)		414,283
Securities owned:		
Marketable, at market value, including $190,254 of securities pledged (notes 6 and 7)		237,427
Not readily marketable, at estimated fair value (note 6)		7,357
Securities purchased under agreements to resell (note 7)		1,529,432
Securities borrowed		15,220
Fixed assets, net of accumulated depreciation of $3,844		1,844
Due from affiliates		180
Accrued interest receivable		1,859
Other assets		581
Total assets	$	2,444,452

Liabilities and Member's Equity

Liabilities:		
Short-term borrowings from affiliates (note 8)	$	65,000
Payable to:		
Brokers, dealers and clearing organizations (note 4)		360,237
Customers, including free credit balances of $18,059 (note 5)		129,790
Securities sold, not yet purchased at market value (note 6)		84,148
Securities sold under agreements to repurchase (note 7)		1,599,654
Accrued compensation and related benefits		5,947
Other liabilities and accrued expenses		2,311
Total liabilities		2,247,087
Commitments and contingencies (note 9)		
Subordinated borrowings (note 8)		50,000
Member's equity		147,365
Total liabilities and member's equity	$	2,444,452

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Operations

Wells Fargo Brokerage Services, LLC (WFBS) is a wholly owned subsidiary of Wells Fargo Investment Group, Inc. (WFIG) whose ultimate parent is Wells Fargo & Company (WFC). WFBS' primary activities are institutional securities brokerage, fixed income trading and underwriting. WFBS is registered with the Securities and Exchange Commission (the SEC) as a broker/dealer and has branch offices located primarily in the central and western regions of the United States. WFBS clears transactions for an affiliated broker dealer, Wells Fargo Institutional Securities, LLC (WFIS). WFBS was a member of the Chicago Stock Exchange, but sold their seat in January 2005.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Market values are determined through a combination of pricing services and trader evaluation. Trader evaluation is based on market surveillance which includes monitoring prior trades and competing offers in similar products, as well as review of industry repositories of trading activity such as Trade Reporting and Compliance Engine (TRACE). The valuations are reviewed and tested in detail by a senior management committee on a regular basis.

(b) Fair Value of Financial Instruments

Substantially all of WFBS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Fair values for over-the-counter derivative financial instruments, principally swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps. WFBS does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as all financial instruments are marked to market. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair values of swaps and options contracts are recorded in Other Assets and Other Liabilities.

(c) Receivable From and Payable to Brokers/Dealers

Amounts receivable from and payable to brokers/dealers consist primarily of the contract value of securities which have not been delivered or received as of the date of the statement of financial condition. Receivables from and payable to brokers/dealers are recorded on a trade-date basis.

(d) ***Receivable From and Payable to Customers***

Amounts receivable from and payable to customers arise from normal securities transactions. Securities owned by customers and held in safekeeping are not reflected in the statement of financial condition. Receivables from and payable to customers are recorded on a trade-date basis.

(e) ***Securities Under Agreement to Resell and Repurchase***

Resale and repurchase agreements are carried at contract amounts reflective of the amounts at which the securities will be subsequently reacquired or resold, plus accrued interest.

(f) ***Securities Lending Activities***

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require WFBS to deposit cash, letters of credit, or other collateral with the lender. WFBS monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

(g) ***Fixed Assets***

Furniture and equipment are stated at cost less accumulated depreciation and amortization, and are depreciated using the straight-line method over the estimated useful life of the asset, generally three to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the respective lease term or the estimated life of the improvement.

(h) ***Income Taxes***

WFBS is a wholly owned limited liability company and does not file its own income tax returns. Instead, the results of WFBS' operations are included in the income tax returns of its parent. WFBS does not pay income taxes to its parent, WFIG, does not have a tax sharing agreement with its parent, and management does not have the intention of changing these facts. Thus, WFBS has many attributes of a pass-through entity and income taxes are not presented in its statement of financial condition.

(i) ***Use of Estimates***

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(3) Cash and Securities Required to be Segregated Under Federal or Other Regulations

In accordance with provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, at December 31, 2004, cash and market value of securities required to be segregated under federal or other regulations reflects $65.1 million of cash that was segregated for the exclusive benefit of customers and proprietary accounts of introducing brokers (PAIB).

(4) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following (in thousands):

Receivables:		
Securities failed to deliver	$	31,199
Securities failed to deliver with clearing organizations		1,226
Unsettled trades & other receivables (including $26,348 from affiliated broker)		117,931
	$	150,356
Payables:		
Securities failed to receive	$	39,682
Securities failed to receive with clearing organizations		1,353
Payable to affiliated broker (WFIS) as correspondent, net		1,836
Unsettled trades & other payables (including $8,241 to affiliated brokers)		317,366
	$	360,237

(5) Receivable from and Payable to Customers

Amounts receivable from and payable to customers consist of the following (in thousands):

Receivables:		
Customers failed to deliver	$	11,818
Unsettled trades & other receivables		402,465
	$	414,283
Payables:		
Customers failed to receive	$	27,591
Unsettled trades & other payables		102,199
	$	129,790

(Continued)

(6) Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased consist of trading securities at market values as follows (in thousands):

		Owned	Sold, not yet purchased
U.S. Government and government agency obligations	$	89,680	65,022
Commercial paper and certificates of deposit		90,180	—
Collateralized mortgage obligations		23,247	16,236
State and municipal obligations		22,731	2,375
Corporate bonds, debentures and notes		11,589	515
	$	237,427	84,148

Securities not readily marketable include trading securities at estimated fair values consisting of the following (in thousands):

		Owned
State and municipal obligations	$	4,567
Corporate bonds, debentures and notes		2,790
	$	7,357

Securities sold, not yet purchased represent obligations of WFBS to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WFBS' ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

(7) Securities Sold Under Agreements to Resell and Repurchase

Resale and repurchase agreements are collateralized primarily with U.S. Government or U.S. Government agency securities. Such agreements provide WFBS with the right to maintain the relationship between the market value of the collateral and the receivable or payable. WFBS generally takes physical possession of the collateral underlying resale agreements.

WFBS' risk with regard to resale agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the balance of the receivable exceeds the market value of the underlying collateral. WFBS' risk with regard to repurchase agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the market value of the underlying collateral exceeds the balance of the corresponding payable.

At December 31, 2004, the market value of collateral held for resale agreements and the market value of securities pledged for repurchase agreements approximated the amounts due.

At December 31, 2004, the market value of collateral held for resale agreements and the market value of securities pledged for repurchase agreements approximated the amounts due.

At December 31, 2004, WFBS has received collateral under resale agreements that it is permitted by contract or custom to sell or repledge of $1.6 billion. Of this amount, $1.5 billion has been repledged. At December 31, 2004, WFBS has pledged collateral of $1.6 billion under repurchase agreements that counterparties are permitted by contract or custom to sell or repledge. This amount, less that repledged under resale agreements, is included in securities owned on the statement of financial condition.

(8) Related Party Transactions

In the ordinary course of business, WFBS enters into material transactions with other affiliates of WFC.

Short-term borrowings from affiliates represent borrowings from Wells Fargo Bank, N.A. (the Bank) and WFC, which are primarily used to finance WFBS' trading activities. Short-term borrowings from the Bank are collateralized by trading securities and short-term borrowings from WFC are unsecured. WFBS pays interest on these borrowings at interest rates approximating commercial lending rates. At December 31, 2004, WFBS has pledged $30 million in municipal collateral under a $25 million short-term borrowing with the Bank. This pledged amount is included in securities owned on the statement of financial condition. At December 31, 2004, WFBS has short-term borrowings outstanding with WFC of $40 million.

Effective December 30, 2002, WFBS entered into a $50 million subordinated loan agreement with WFIG. The agreement was renewed in 2004 and it expires on January 31, 2009. Amounts outstanding under the agreement accrue interest based on the 90-day LIBOR rate plus 0.25%. The loan has been approved by the NASD for inclusion in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. Outstanding amounts with maturities within one year are not available for inclusion in computing net capital.

(9) Commitments and Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFBS which, in the opinion of management, will be resolved with no material impact on WFBS' financial position.

Approximate annual minimum payments under all operating lease agreements are as follows (in thousands):

2005	$	37
Thereafter		—
Total minimum payments required	$	37

(10) Net Capital Requirements

WFBS is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934. WFBS has elected to compute net capital under the alternative provisions of the Rule, which require WFBS to maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items

(In thousands)

arising from customer transactions, as defined. At December 31, 2004, WFBS' net capital was $180.4 million, which was 1424% of aggregate debit items and which exceeded the minimum net capital requirement of $368,000 by $180.1 million.

(11) Employee Benefits

WFBS participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The actuarial present values of accumulated plan benefits and net assets available for benefits relating to only WFBS' employees are not available.

WFBS' employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions are invested in WFC's common stock and are generally subject to a four-year vesting schedule.

(12) Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, WFBS' customer and correspondent clearance activities obligate WFBS to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to WFBS. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, WFBS may incur losses. WFBS has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

WFBS seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. WFBS monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary. Market declines could, however, reduce the value of collateral below the amount loaned plus accrued interest, before the collateral could be sold.

As a broker/dealer in securities, substantial portions of WFBS' transactions are collateralized. WFBS' exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets that may impair customers' or counterparties' ability to satisfy their obligations to WFBS. WFBS does not believe it has any significant concentrations of credit risk.

In the normal course of business, WFBS enters into underwriting commitments. Transactions relating to such underwriting commitments, that were open at December 31, 2004, have subsequently settled and had no material effect on WFBS' statement of financial condition for the year ended December 31, 2004.

WFBS enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include delayed deliveries, mortgage-backed to-be-announced

(In thousands)

securities (TBAs), securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

As of December 31, 2004, WFBS had entered into various agreements with Wells Fargo Bank (WFB) and an unaffiliated entity, whereby WFBS 1) guarantees performance under certain interest rate swap transactions upon default of WFB's or the unaffiliated entity's respective counterparty, 2) must provide the tender option liquidity as remarketing agent for certain bonds, or 3) provides a put option to WFB on certain bonds in the event the issuer defaults on its maturity payment. These agreements have maturity dates ranging from 2004 to 2029, are typically not collateralized, and do not contain recourse provisions. At December 31, 2004, the maximum potential amount of future payments WFBS could be required to make under these guarantees is approximately $10.5 million. The fair value of the guarantees at December 31, 2004 was $226 thousand. With respect to one such agreement, there is available collateral of $522 thousand at December 31, 2004.